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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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FORM 4                                                   OMB APPROVAL
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                                                 OMB Number:        3235-0287
                                                 Expires:   September 30, 1998
                                                 Estimated average burden
                                                 hours per response ......  0.5
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                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

       Infogrames Entertainment SA
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   (Last)                           (First)             (Middle)

   84 rue du 1er Mars 1943
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                                    (Street)

   Villeurbanne France              69100
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Infogrames, Inc. (IFGM)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     October 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                            6.
                                                             4.                              5.             Owner-
                                                             Securities Acquired (A) or      Amount of      ship
                                                3.           Disposed of (D)                 Securities     Form:      7.
                                                Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct     Nature of
                                  2.            Code         ------------------------------- Owned at End   (D) or     Indirect
1.                                Transaction   (Instr. 8)                   (A)             of Month       Indirect   Beneficial
Title of Security                 Date          ------------     Amount      or   Price      (Instr. 3      (I)        Ownership
(Instr. 3)                        (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4)  (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
common stock, par value $0.01     10/2/00        J(a)            28,000,000   A   (a)        61,670,217        I       By subsidiary
per share ("Common Stock")                                                                                             corporation
                                                                                                                        (b)
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Common Stock                      10/2/00        J(a)            20,089,224   A   $6.40 per  61,670,217        I       By subsidiary
                                                                                  share (a)                            corporation
                                                                                                                        (b)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                      10/2/00        C(a)               955,000   A   $0.05 per  61,670,217        I       By subsidiary
                                                                                  share (a)                            corporation
                                                                                                                       (b)
------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

(a) On October 2, 2000, Infogrames, Inc. (the "Company"), INA Merger Sub, Inc., Infogrames Entertainment SA (the "Reporting Person"), California U.S. Holdings ("CUSH") and Infogrames North America, Inc. ("INA") consummated the transactions contemplated under an Agreement and Plan of Merger, dated as of September 6, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, CUSH received 28,000,000 shares of Common Stock in exchange for all the shares of common stock of INA that CUSH owned prior to the merger. In connection with the merger, the Reporting Person and the Company converted the Company's debt outstanding under a credit agreement and certain intercompany payables into an aggregate of 20,089,224 shares of Common Stock. In addition, all of the warrants of Common Stock held by the Reporting Person or CUSH were exercised for 955,000 shares of Common Stock.


(b)  These securities are owned by CUSH.
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FORM 4 (continued)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

===========================================================================

                                                                                                               10.
                                                                                                     9.        Owner-
                                                                                                     Number    ship
                                                                                                     of        Form
              2.                                                                                     Deriv-    of
              Conver-                     5.                              7.                         ative     Deriv-   11.
              sion                        Number of                       Title and Amount           Secur-    ative    Nature
              or                          Derivative    6.                of Underlying     8.       ities     Secur-   of
              Exer-             4.        Securities    Date              Securities        Price    Bene-     ity:     In-
              cise     3.       Trans-    Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
              Price    Trans-   action    or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.            of       action   Code      of (D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of      Deriv-   Date     (Instr.   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative    ative    (Month/  8)        4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security      Secur-   Day/     ------    ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)    ity      Year)    Code V    (A)   (D)     cisable  Date     Title     Shares  5)       4)        4)       4)
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
Warrants to   $0.05    10/2/00  C(a)           955,000                    Common   955,000   $0.05  6,727,304     I     By
purchase      per                                                         Stock              per    (c)                 subsidiary
Common Stock  share                                                                          share                      corporation
                                                                                                                        (b)
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====================================================================================================================================

Explanation of Responses:


(a) On October 2, 2000, Infogrames, Inc. (the "Company"), INA Merger Sub, Inc., Infogrames Entertainment SA (the "Reporting Person"), California U.S. Holdings ("CUSH") and Infogrames North America, Inc. ("INA") consummated the transactions contemplated under an Agreement and Plan of Merger, dated as of September 6, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, CUSH received 28,000,000 shares of Common Stock in exchange for all the shares of common stock of INA that CUSH owned prior to the merger. In connection with the merger, the Reporting Person and the Company converted the Company's debt outstanding under a credit agreement and certain intercompany payables into an aggregate of 20,089,224 shares of Common Stock. In addition, all of the warrants of Common Stock held by the Reporting Person or CUSH were exercised for 955,000 shares of Common Stock.

(b)  These securities are owned by CUSH.

(c) These securities are in the form of a convertible note convertible into shares of Common Stock.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


  /s/ Bruno Bonnell                                      11/3/00
---------------------------------------------            -----------------------
Name: Bruno Bonnell                                       Date
Title: Chief Executive Officer


      **Signature of Reporting Person



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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                             JOINT FILER INFORMATION




Name:                                 California U.S. Holdings, Inc.

Address:                              c/o Infogrames Entertainment SA
                                      84 rue du 1er Mars 1943
                                      Villeurbanne, France 69100

Designated Filer:                     Infogrames Entertainment SA

Issuer & Ticker Symbol:               Infogrames, Inc. (IFGM)

Date of Event Requiring Statement:    October 2, 2000



California U.S. Holdings, Inc.




By:      /s/ Bruno Bonnell                                Date:    11/3/00
    --------------------------------------------                   ---------
    Name:    Bruno Bonnell
    Title:   Chief Executive Officer



Infogrames, Inc.


By:      /s/ Bruno Bonnell                                Date:    11/3/00
    --------------------------------------------                   ---------
    Name:    Bruno Bonnell
    Title:   Chief Executive Officer